上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

[redacted]

Our Ref: SIHL/ADR/(

06016370

24th August 2006

By Courier

SEC MAIL PROCESSING
RECEIVED
AUG 28 2006
WASH, D.C. 209 SECTION

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

BEST AVAILABLE COPY

Dear Sirs,

SUPPL

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Information
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose copy of the announcement dated 23rd August 2006 in respect of the 2006 interim results pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(4) and (5), the aforesaid announcement shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of the same shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

PROCESSED
AUG 31 2006
THOMSON FINANCIAL

PROCESSED
SEP 01 2006
THOMSON FINANCIAL

Marina Wong
Company Secretary

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

dw 8/29

M:\Kylie\Letter\Letter Format (363)\Ltr10SEC(ADR).doc

香港告士打道39號夏慤大廈26樓 電話：(852) 2529 5652 傳真：(852) 2529 5067
26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong Tel : (852) 2529 5652 Fax: (852) 2529 5067

2006 Interim Results

(...ed)			
...dicine HK$'000	Consumer products HK$'000	Information technology HK$'000	Consolidated HK$'000
85,791	1,393,950	-	3,401,805
99,495	181,896	26,758	478,193
			185,980
			(56,799)
28,561	(33,536)	16,563	7,723
6,223	91,585	(5,828)	92,779
			(4,994)
			168,874
			(214,935)
			(32,139)
			841,862
			(112,897)
			728,965

...dicine HK$'000	Consumer products HK$'000	Information technology HK$'000	Consolidated HK$'000
13,341	918,000	-	2,714,211
95,875	302,987	77,960	671,136
			(15,550)
			(34,234)
25,457	(22,541)	7,124	20,839
33,395	99,181	(54,669)	58,407
			14,187
			(1,409)
			141
			713,567
			(87,505)
			626,062

	Unaudited Six months ended 30 June 2006 HK$'000	2005 HK$'000
	33,648	36,150
	72,693	48,713
	106,341	84,863
...ears	(59)	3,543
	106,282	88,406
	6,615	(901)
	112,897	87,505

...05: 17.5%) of the estimated assessable profit

...he People's Republic of China ("PRC"), the ...mption and reliefs from PRC income tax for a ... entitled to reduced tax rates because they are ...int rules. The current period's PRC income tax ...ese various tax incentives, ranging from 7.5%

	Unaudited Six months ended 30 June 2006 HK$'000	2005 HK$'000
	29,591	15,505
	6,193	–
	148,158	91,259
	3,581	2,104
	(40,649)	(34,599)
...ent	950	(2,065)
	(248,074)	–
	(116,827)	(60,543)
...ading,	(61,920)	(85,807)
	–	9,879
...ntities)	8,568	3,023
	4,426	26,175

	Unaudited Six months ended 30 June 2006 HK$'000	2005 HK$'000
	212,987	336,347

...lend of HK22 cents per share (2005 interim ...shareholders of the Company whose names ... 2006.

...er share attributable to the ordinary equity ... June 2006 is based on the following data:

	Unaudited Six months ended 30 June 2006 HK$'000	2005 HK$'000
	625,375	520,732
	(2,334)	–
...es	623,041	520,732

	Unaudited Six months ended 30 June 2006 Number of shares	2005 Number of shares
	967,919,845	960,626,149
...of	2,004,581	4,109,346
	969,924,426	964,735,495

	30 June 2006 HK$'000 (unaudited)	31 December 2005 HK$'000 (audited)
	999,567	914,024
	16,198	29,123
	1,015,765	943,147
	628,468	596,714
	1,644,233	1,539,861

	30 June 2006 HK$'000 (unaudited)	31 December 2005 HK$'000 (audited)
	610,184	554,178
	11,147	24,297
	621,331	578,475
	1,031,660	719,187
	1,652,991	1,297,662

...controlled entities and associates in the PRC ..., approximately HK$45,691,000 (2005: ... PRC statutory reserves. Also, approximately ...out of the PRC statutory reserves to the ...diary and disposal of interest in an associate.

FINANCIAL REVIEW

I. Analysis of Financial Results

1. *Turnover*

For the six-month period ended 30th June 2006, as driven by the turnover of the infrastructure facilities and consumer products businesses segment, overall turnover increased by approximately 25.3% to approximately HK$3,402 million.

Benefited from the completion of the widening and alteration construction of the Shanghai-Nanjing Expressway (Jiangsu Section), during the period, the toll revenue from Shanghai-Nanjing Expressway (Shanghai Section) of the infrastructure facilities business segment increased significantly from the corresponding period last year. The results for the first half of the year also reflected the effect of the reduction in sales tax on toll revenue to 3% with effect from 1st June 2005, which was accounted for the full period this year.

The increase in the stake in Hebei Yongxin to a controlling stake by Wing Fat Printing was completed in September last year. The turnover of Hebei Yongxin was consolidated with the Group during the period, which gave an additional turnover of approximately HK$313.40 million to the turnover of consumer products business segment. Growth in the sales of Nanyang Tobacco, which is also grouped under consumer product business segment, remained stable.

The increase in the stake in Huqingyutong Pharmaceutical to 51% by the Group was completed in July last year, which gave an additional turnover of approximately HK$132.87 million to the medicine business segment during the period, and partially offset the adverse impacts brought by the introduction of policies to the medicine industry in the PRC and the reports about quality issue of medicine products.

2. *Profit before Taxation*

(1) Gross profit margin

Gross profit margin for the period was approximately 38.5%, a mild decrease of approximately 2.1% as compared with approximately 40.6% for the corresponding period last year. The decrease was mainly attributable to the consolidation of the paper manufacturing business operated by Wing Fat Printing's subsidiary during the period, with which the gross profit margin was relatively low.

(2) Investment income

During the period, investment income increased from HK$197.47 million for the corresponding period last year to approximately HK$493.53 million, as a result of the gain of HK$268.07 million upon the disposal of 10% stake in Pudong Container.

(3) Share of results of jointly controlled entities

Huizhong Automobile continued to suffer operating loss due to surge in cost. GWC's operating profit decreased due to higher borrowing costs caused by rising interest rate in the PRC, resulting in the share of results of jointly controlled entities was reduced by approximately HK$13.17 million as compared with the same period last year.

(4) Share of results of associates

SMIC recorded an operating loss of approximately HK$549.43 million for the first half last year due to cyclical downturn of the semiconductor industry, while in this period, SMIC still recorded a loss of approximately HK$50.71 million due to an ongoing inventory correction that some of its customers have pushed out wafer orders. However, the position was improved significantly. The share of results of associates increased by approximately HK$34.37 million as compared with the same period last year.

3. *Dividend*

The Board of Directors has resolved to pay an interim dividend of HK22 cents per share. The dividend payout ratio is 34.1%. The dividend is increased by 10% as compared to the interim dividend of HK20 cents per share for 2005.

II. Financial Position of the Group

1. *Capital and Shareholders' Equity*

As at 30th June 2006, the Group has a total of 968,147,000 shares in issue. Due to the exercise of share option by the staff during the period, the number of shares in issue increased by 614,000 shares, as compared with the 967,533,000 shares in issue at the end of 2005. Based on the closing price of HK$15.15 per share on 30th June 2006, the Group had a market capitalization of approximately HK$14,667.43 million.

The Group's financial position remained strong, shareholders' equity increased by approximately HK$410.92 million to approximately HK$16,786.81 million which was attributable to both operating profits after deducting the dividend actually paid this period and the increase in number of shares.

2. *Indebtedness*

(1) Borrowings

As at 30th June 2006, the total borrowings of the Group amounted to approximately HK$2,301.36 million, which was mainly comprised of loans of approximately HK$700 million of subsidiaries and a HK$1,600 million five-year term syndication loan of the Company. The syndication loan is due for repayment in April 2007 and hence it has been stated in the balance sheet as short term borrowings. Unsecured credit facility accounted for 85.3% of the total borrowings.

(2) Pledge of Assets

As at 30th June 2006, the following assets were pledged by the Group in order to secure general credit facilities granted to the Group:

(a) plant and machinery with a net book value of approximately HK$227,497,000;

(b) land and buildings with a net book value of approximately HK$186,894,000; and

(c) motor vehicles with a net book value of approximately HK$104,000.

(3) Contingent Liabilities

As at 30th June 2006, the Group has given guarantees to banks in respect of banking facilities utilized by Xian Wing Fat and a third party of approximately HK$43.77 million in total.

3. *Bank Deposits and Short-term Investments*

As at 30th June 2006, bank balances and short-term investments held by the Group amounted to approximately HK$6,622.99 million and HK$1,724.66 million respectively. The proportions of US dollars, Renminbi and HK dollars were 47.8%, 38.4% and 13.8% respectively. Short-term investments mainly consisted of investments such as funds, equity-linked notes, bonds and Hong Kong listed shares.

At present, the Group is in net cash position. Having sufficient working capital and a healthy interest cover, there are sufficient financial resources and fund raising capability available to the Group for the funding of capital investments and operations should the needs arise.

III. Management Policies for Financial Risk

The Group's major financial instruments include equity and debt investments, borrowings, trade receivables, trade payables, loan receivables and bank balances and cash. The management applies mainly the following policies to manage and monitor financial risks, to ensure appropriate measures are implemented on a timely and effective manner.

1. The Group's bank balances and cash, securities and debt investments must be placed and entered into with financial institutions of good reputation;
2. There are strict requirements and restrictions as to the outstanding amount and credit ratings on equity and debt investments to be held;
3. An allowance for impairment is made according to the Group's accounting policy or where there is an identified loss event which, based on previous experience, is evidence of a reduction in the recoverability of the cash flows; and
4. Review market trends on interest rates and exchange rates movements, assess the Group's business operation needs and the financial impact on its financial position.

REVIEW OF INTERIM RESULTS

The Audit Committee has reviewed the Company's unaudited consolidated interim results for the six months ended 30th June 2006.

CORPORATE GOVERNANCE

The Company has complied with all the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the six months ended 30th June 2006.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted a code of conduct regarding Directors' and Senior Management's securities transactions of listed companies on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules (the "Model Code"), and all Directors have confirmed that they have complied with the Model Code and the Company's own code during the period under review.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period under review.

PUBLICATION OF THE INTERIM RESULTS AND INTERIM REPORT

This results announcement is published on The Stock Exchange of Hong Kong Limited's (the "Stock Exchange") website (*www.hkex.com.hk*) and the Company's website (*www.sihl.com.hk*). The 2006 Interim Report will be dispatched to Shareholders in mid September 2006 and will be available at the Stock Exchange's website and the Company's website accordingly.

BOARD OF DIRECTORS

As at the date of this announcement, the Board of Directors of the Company comprises eight Executive Directors, namely Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun; three Independent Non-Executive Directors, namely, Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis.

Zhejiang Southeast Electric Power Company Limited
Interim Results 2006

I. Particulars of Zhejiang Southeast Electric Power Company Limited (ZSEPC)

Abbreviation of Share Name	ZSEPC B Share
Code of Shares	900949
Listing Place of B Shares	Shanghai Stock Exchange
Abbreviation of Global Depository Receipts	ZHEJIANG GDR S
Code of GDRs	0949QLT
Listing Place of GDRs	London Stock Exchange

II. Main Accounting Figures and Financial Indicators

Unit: RMB yuan

	At End of Current Period	At End of Prior Year	Increase/decrease at end of current period compared with ending amount of prior year (%)
Total Assets	11,475,091,951.77	10,738,523,895.30	6.86
Shareholders' Equity (excluding minority shareholders' equity)	6,242,340,006.79	6,314,911,165.20	-1.15
Net Assets per Share (yuan)	3.11	3.14	-0.96
	Current Period (Jan.-June)	Prior Period	Increase/decrease in current period compared with prior period (%)
Net Profit	329,428,841.59	287,613,761.75	14.54
Earnings per Share (yuan)	0.16	0.143	14.69
Yield on Net Assets (%)	5.28	4.81	Increasing by 0.47%

III. Corporate Operations

During the current reporting period, the electricity sales delivered to the power grid by the Company amounted to 8.029 billion kwh, representing an increase by 5.06% compared with that in the prior period; the net profit grew by 14.54% to RMB 329 million yuan compared with that in the prior period. The improvement of the Company's operating results was mainly due to the commissioning of new generating units in the power generating enterprises in which the Company holds majority or minority shares, giving the Company the new profit growth engines. As at the end of the current reporting period, the installed capacity equity-owned by the Company amounted to 3,226 MW, increasing by 644 MW compared with that in the prior period.

In the first half of this year, the demand for power in Zhejiang province continued to grow rapidly, with the provincial power consumption registering an increase by 13.57% over the period from January to June 2006 compared with that in the prior period. However, the commissioning of new generating units increased the power supply and eased the power shortage in the province. In the current reporting period, the Company's generator utilization hours dropped by 340 hours compared with that in the prior period.

IV. Statement of Profit (Unaudited)

Statement of Profit
January-June 2006

Prepared by: Zhejiang Southeast Electric Power Company Limited — Unit: RMB Yuan

Item	Consolidated		Parent Company	
	Current Amount	Prior Amount	Current Amount	Prior Amount
1. Income from principal operating activities	2,537,944,579.87	2,665,269,003.67	1,915,866,621.89	1,999,956,837.24
Less: Principal operating costs	2,238,688,463.80	2,009,766,913.85	1,495,951,122.95	1,529,546,941.65
Principal operating tax and surtax	26,222,571.84	25,860,132.43	17,070,213.34	19,508,714.19
2. Profit from principal operating activities	673,033,544.23	659,641,957.19	402,845,285.57	450,901,181.40
Add: Profit from other activities	6,128,534.40	1,549,020.90	4,443,914.48	1,350,581.60
Less: Operating expenses				
Administrative expenses	144,091,920.17	153,649,981.44	107,759,198.90	110,394,067.33
Financial expenses	75,176,493.59	30,513,217.64	3,138,901.21	4,934,286.32
3. Operating profit	459,893,664.47	477,027,779.01	296,391,099.94	336,923,409.35
Add: Investment returns	64,364,615.51	-4,329,472.67	134,834,248.84	56,643,299.10
Subsidy income				
Non-operating income	29,455.50	17,500.00	11,500.00	1,000.00
Less: Non-operating expenses	7,579,851.33	4,614,736.37	5,914,656.11	2,493,347.08
4. Gross profit	516,707,884.15	468,101,069.97	425,322,192.67	391,080,361.37
Less: Income tax	147,311,554.50	147,656,354.20	95,893,351.08	103,466,599.62
Less: Minority shareholders' gains and losses	39,967,488.06	32,830,954.02		
5. Net profit	329,428,841.59	287,613,761.75	329,428,841.59	287,613,761.75

Board of Directors
Zhejiang Southeast Electric Power Company Limited
24 August 2006

Zhejiang Southeast Electric Power Company Limited
Announcement on Resolutions of the Fourth Meeting of the Fourth Board of Directors

A written notice on the fourth meeting of the fourth Board of Directors of Zhejiang Southeast Electric Power Company Limited ("the Company") was issued on 12 August 2006 and the meeting was convened at Hyatt Regency Hangzhou on 22 August 2006. Fifteen directors should be present and twelve directors were present at the meeting. (Vice Chairman and Director Wang Xiaosong, Director Zhang Qian and Director Li Hua were unable to attend the meeting due to work and appointed Director Lin Ranxing, Chairman and Director Shen Zhiyun and Director Xing Jianjie to attend the meeting and exercise the voting rights respectively.) Supervisors and senior management personnel of the Company attended the meeting as non-voting delegates. The convening of the meeting complied with the relevant stipulations of the Company Law and the Articles of Association and the meeting was lawful and valid. Chairman Shen Zhiyun took the chair of the meeting. The following resolutions were discussed and passed at the meeting:

I. Discussed and approved the 2006 interim report and summary of the interim report;
Voting results: consenting votes: 15; dissenting votes: 0; abstention: 0.

II. Discussed and approved the "Proposal on discharging Chen Juemin from the duties of deputy general manager";
Due to work transfer, Chen Juemin no longer acts as deputy general manager of the Company.
Voting results: consenting votes: 15; dissenting votes: 0; abstention: 0.

Board of Directors
Zhejiang Southeast Electric Power Company Limited
24 August 2006

Zhejiang Southeast Electric Power Company Limited
Removal Notice

Please note that we move to our new office today. Our new office address is: 8 - 10th Floor Zheneng Building, 152 Tianmushan Road, Hangzhou, postal code: 310007. The telephone number of the Company remains unchanged.

Zhejiang Southeast Electric Power Company Limited
24 August 2006

Slow sales eat at Japan trade surplus

Concerns over global growth and rising oil prices lead carmakers to counter fall by boosting sales to US

■ ECONOMY
Bloomberg in Tokyo

Japan's trade surplus last month narrowed for a second month as export growth slowed and higher oil prices increased the value of imports.

The trade surplus fell 0.2 per cent from a year earlier to 859.9 billion yen (HK$57.51 billion), the Ministry of Finance said yesterday. The median forecast of 37 economists in a survey was for it to widen to 950 billion yen.

Oil prices rose to a record last month, raising concern global growth might slow, damping demand for Japanese exports and increasing the economy's import bill. Carmakers including Toyota Motor Corp are countering the slowdown by shipping more energy-efficient cars to the United States, Japan's largest trading partner.

"Export and import growth was modest but will probably edge up gradually," said Akihito Suzuki, the chief economist at Mitsubishi UFJ Research and Consulting.

"[The impact of the US slowdown] will be alleviated because carmakers are increasing market share there."

Exports rose 14.2 per cent from a year earlier, less than the 15.3 per cent median forecast of 11 economists. Imports climbed 16.8 per cent, more than the 16.4 per cent expected, though slower than the 18.3 per cent growth in June.

Economic growth in the US slowed to an annual 2.5 per cent pace in the second quarter as rising petrol prices curbed consumer spending and should stay around that rate for the rest of the year, according to economists.

Higher energy costs have benefited Japan's carmakers as American consumers turn to more fuel-efficient cars. Car shipments accounted for almost 33 per cent of export gains last month.

Exports to the US accelerated 13.8 per cent, with cars accounting for more than half of the increase, the report showed. Shipments to China, Japan's second-largest export market, rose 19.6 per cent, slower than June's 26 per cent gain.

Exports to the European Union climbed 11.1 per cent after rising 22 per cent a month earlier.

Toyota's profit rose 39 per cent in the second quarter as the carmaker increased its US market share by selling more fuel-efficient Corollas. It relies on the US and Canada for more than 33 per cent of its sales.

The company's exports from Japan to North America rose 37.9 per cent in the first six months.

Higher oil prices and stronger demand by Japanese companies for steel and electronics parts are increasing imports and contributing to a shrinking surplus.

"Higher oil prices go a long way in explaining the higher value of imports, although firm domestic demand is proving a factor as well," said Jan Lambregts, a research head at Rabobank.

Companies are importing more equipment to help expand production. Machinery orders, which point to capital spending in three to six months, had their biggest gain in 17 years in the second quarter, signalling business investment would drive growth this year.

Stronger demand from Japanese consumers for minicars prompted Suzuki Motor, the nation's largest minicar maker, to announce this month plans to spend 60 billion yen to build its first domestic factory since 1992.

Sales of existing US homes plunge

■ ECONOMY
Bloomberg in Washington

Sales of previously owned homes in the United States fell more than expected last month, resulting in the biggest supply of unsold homes in more than a decade, as higher mortgage rates discouraged would-be home buyers.

Purchases declined 4.1 per cent to an annual rate of 6.33 million from 6.6 million in June, the National Association of Realtors said yesterday. Sales fell 11.2 per cent compared with a year earlier.

Rising mortgage rates, following a surge in prices during the five-year housing boom, have made home purchases less affordable than at any time in almost two decades, according to the industry group. The Federal Reserve is counting on an orderly contraction in housing to help slow growth.

"The appreciation in home prices and levels of activity were too great to be sustained and we've pulled back now," Glenn Haberbush, an economist at Mizuho Securities USA. "Housing will definitely take away from economic growth."

Resales were expected to drop to an annual rate of 6.55 million, the median estimate in a survey of economists, from June's originally reported 6.62 million.

The number of unsold homes on the market at the end of last month represented 7.3 months' worth at the current sales pace, the highest since 1993.

The median price of an existing home rose 0.9 per cent from a year ago to US$230,000, the group said.

The supply of homes for sale increased to 3.86 million in July, taking the inventories up from the 6.8 months' worth at the end of June.

Sales of previously owned homes rose in just two of the prior 12 months to June.

The focus now shifts to new home sales, a more timely indicator because transactions are counted when a contract is signed. A report from the Commerce Department today is expected to show that new home sales declined to an annual rate of 1.1 million last month from 1.131 million in June, according to the median estimate of economists in a survey.

The National Association of Home Builders/Wells Fargo's index of builder confidence plunged this month to the lowest level in 15 years, a report showed last week.

Profit rises 11pc as Nestle beats high operating costs

■ RESULTS
Agencies in Zurich

Nestle, the world's largest food firm, said first-half earnings rose 11 per cent as hedging efforts and price increases offset higher input and energy costs, boosting margins. The shares rose to a record.

Net profit climbed to 4.15 billion Swiss francs (HK$26.18 billion) or 10.73 francs a share from 3.73 billion francs or 9.58 francs a year earlier. Sales grew 11 per cent to 47.1 billion francs while sales excluding acquisitions rose 6.4 per cent.

In a signal of confidence that it was able to deflect rising costs, Nestle said it expected full-year organic growth to come in at the higher end of its target range.

Chief executive Peter Brabeck raised prices to combat higher oil, packaging and commodity expenses. He also shut some food-processing operations, closed less-efficient plants and negotiated lower raw-materials prices.

Nestle said annual profit margins would widen at least as much as in the first half and sales might grow as much as 6 per cent, the top end of the company's range.

"With Nestle food and beverages, it's a bit inelastic," said David Hart, an analyst at Fat Prophets, a research and money management firm. "People are still going to be ... buying those products. We like Nestle's opportunity to continue those price increases."

FRUITFUL FIRST HALF

- Net profit grows to 4.15 billion Swiss francs at the interim
- Operating margin rises 30 basis points on hedging and price hikes
- Full-year organic growth seen at top end of 5-6 per cent range

Nestle's shares rose as much 2.1 per cent in Zurich and were up 1.6 per cent to 415 francs by midday yesterday. They have advanced 19 per cent in the past 12 months. The Dutch shares of Unilever dropped 4.4 per cent in that period, while stock in France's Groupe Danone added 22 per cent.

"What people are focusing on is its ability to consolidate existing businesses and grow its brands," said ICAP strategist Chris Tinker. Nestle has 21 brands with sales of more than a billion francs.

Nestle generated faster sales in Asia and the United States where Mr Brabeck spent more than US$17 billion on acquisitions between 2000 and 2003 as growth slowed in Europe.

The company gets about 50 per cent of its revenue from the US or dollar-linked economies including China and Hong Kong. A gain in the dollar's value makes revenue worth more when translated into Swiss francs.

Analysts had expected a profit of 4.05 billion francs. "I'm very confident for the full year," Mr Brabeck said yesterday.

Nestle said earnings before interest and tax increased to 12.8 per cent of sales from 12.4 per cent, helped by hedging and lower raw material prices. Excluding currencies, the margin widened 0.3 percentage point.

The company expects a "similar" rate of improvement for in the full year, according to chief financial officer Paul Polman.

"The margins were very pleasing," said Kevin Lyne-Smith, head of group equity research at Julius Baer. "Growth in Europe is very encouraging."

The operating margin for food, beverages and nutrition improved 30 basis points. Credit Suisse analysts wrote in a note this "is the first time we can remember such a rise".

Sales excluding acquisitions rose 6.9 per cent in the Americas and 7.6 per cent in the Asia-Pacific. China remains the main growth driver in Asia, Mr Brabeck said, though revenue there was still recovering from the pullout of two infant-formula products last year.

Sales in Europe rose 2.5 per cent excluding acquisitions, the fastest rate since 2002.

Nestle said full-year organic growth, which measures volume and price changes but strips out currency effects along with divestments and acquisitions, would come in at the high end of its 5 per cent to 6 per cent range.

Nestle has shut 220 factories since 1997, generating cost savings of 1.2 billion francs through next year. Mr Polman said it would consider extending its share buy-back. *Bloomberg, Reuters*


Nestle says good performances in its food, beverage and nutrition units, which grew 6 per cent in the first half, enabled it to beat rising costs. Photo: EPA

4 **Revenues**

Revenues represent the turnover of the Group and are derived from the provision of fixed line telecommunications and related services, net of the PRC business taxes and government levies. The Group's revenues by business nature can be summarized as follows:

	Six months ended 30 June	
	2006	2005
	RMB million Unaudited	*RMB million Unaudited Restated (Note 2)*
Revenues		
Local usage fees	11,448	12,487
Monthly telephone service	8,700	9,105
Upfront installation fees	694	720
DLD usage fees	5,057	5,255
ILD usage fees	556	509
Value-added services	2,532	1,886
Interconnection fees	4,028	3,863
Upfront connection fees	1,330	1,824
Broadband service	4,993	3,674
Other internet-related service	347	332
Managed data service	784	829
Leased line income	1,361	1,211
Other services	1,351	1,078
Total	43,181	42,773

The revenues of the Group's international telecommunication services derived from the ANC Group operation have been separately disclosed as discontinued operations in note 11. The Company considers that the remaining revenue earned from its international telecommunication services is not material. Accordingly, the revenue is not separately disclosed and has been included in the analysis above.

5 **Segmental reporting**

Business segments provide services that are subject to risks and returns that are different from other business segments. Geographical segments provide services within a particular economic environment that is subject to risks and returns that differ from those of components operating in other economic environments. Currently the Group has one business segment, the provision of fixed line telecommunications services. Less than 10% of the Group's assets and operations are located outside the PRC. Accordingly, no business and geographical segment information is presented.

6 **Taxation**

	Six months ended 30 June	
	2006	2005
	RMB million Unaudited	*RMB million Unaudited Restated (Note 2)*
PRC enterprise income tax ("EIT")	2,993	3,375
Overseas profit tax	1	—
Deferred taxation	(346)	(625)
Taxation charges	2,648	2,750

The provision for PRC EIT is calculated based on the statutory income tax rate of 33% on the assessable profit of each of the entities now comprising the Group in the PRC as determined in accordance with the relevant income tax rules and regulations in the PRC.

Taxation on profits derived from certain subsidiaries outside the PRC, including Hong Kong, has been calculated on the estimated assessable profit at the rates of taxation ranging from 17.50% to 30.00%, prevailing in the countries in which those entities operate.

The reconciliation between the Group's actual tax charge and the amount which is calculated based on the weighted average statutory tax rate is as follows:

	Six months ended 30 June	
	2006	2005
	RMB million Unaudited	*RMB million Unaudited Restated (Note 2)*
Profit before taxation	9,793	10,490
Weighted average statutory tax rate	33%	33%
Tax calculated at the weighted average statutory tax rate	3,231	3,462
Non-taxable income (Note below)	(535)	(701)
Expenses not deductible for tax purposes	20	72
Others	(68)	(83)
Tax charge	2,648	2,750

Note: Non-taxable income comprises primarily upfront connection fees charged to customers and amortized over the customer relationship period.

7 **Profit distributions**

	Six months ended 30 June			
	2006 (Note(i))		2005	
	HK$ million Unaudited	*RMB million Unaudited*	*HK$ million Unaudited*	*RMB million Unaudited*
Dividend distributed during the period	3,073	3,196	245	259

Notes:

(i) Pursuant to the shareholder's approval at the Annual General Meeting held on 16 May, 2006, a final dividend of HK$0.466 per share totaling RMB3,196 million in respect of the year ended December 31, 2005 was declared and was paid on 6 June, 2006, which has been reflected as an appropriation of retained earnings for the six months ended 30 June, 2006.

(ii) No interim dividend has been proposed by the directors for the period ended 30 June, 2006. The payment of any future dividends will be determined by the Board of Directors.

(iii) Appropriation to statutory reserve

According to a PRC tax approval document issued by Ministry of Finance and State Administration of Taxation to the Group, the Group's upfront connection fees are not subject to EIT and an amount equaled to the upfront connection fees recognised in the retained earnings should be transferred from retained earnings to a statutory reserve. For the six months ended 30 June, 2006, the Company has made an appropriation of RMB 1,330 million to the statutory reserve. (For the six months ended 30 June, 2005: RMB 3,378 million)

8 **Earnings per share**

Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period.

The following table sets forth the computation of basic and diluted net earnings/(loss) per share:

	Six months ended 30 June	
	2006	2005
	(in RMB millions, except share and per share data)	
	Unaudited	*Unaudited Restated (Note 2)*
Numerator:		
Profit/(loss) for the period	7,094	7,688
- Continuing operations	7,145	7,740
- Discontinued operations	(51)	(52)
Denominator:		
Weighted average number of ordinary shares outstanding and shares used in computing basic earnings per share	6,596,123,569	6,593,529,000
Diluted equivalent shares arising from share options	50,441,318	34,754,749
Shares used in computing diluted earnings per share	6,646,564,887	6,628,283,749
Basic earnings/(loss) per share		
- Continuing operations	RMB1.08	RMB1.17
- Discontinued operations	RMB(0.01)	RMB(0.01)
Diluted earnings/(loss) per share		
- Continuing operations	RMB1.07	RMB1.17
- Discontinued operations	RMB(0.01)	RMB(0.01)

9 **Accounts receivable**

Amounts due from the provision of fixed line telecommunications service to residential and business customers are due within 30 days from the date of billing. Residential customers who have accounts overdue by more than 90 days will in normal circumstances have their services disconnected. Accounts receivable from other telecommunications operators and customers are due between 30 to 90 days from the billing date.

The ageing analysis of accounts receivable based on the billing date is as follows:

	As at 30 June 2006	As at 31 December 2005
	RMB million Unaudited	*RMB million Audited*
0-30 days	5,657	5,446
31-90 days	1,467	1,556
Over 90 days	2,687	2,053
Total	9,811	9,055
Less: Allowance for doubtful debts	(2,125)	(1,654)
Net carrying amounts	7,686	7,401

The fair value of accounts receivable approximate their carrying values based on cash flows discounted using a rate based on the borrowing rate of 5.85% (31 December, 2005: 5.58%).

Included in the accounts receivable are amounts due from other state-owned telecommunication operators amounting to RMB 1,209 million (31 December 2005: RMB 1,003 million).

10 **Accounts payable**

	As at 30 June 2006	As at 31 December 2005
	RMB million Unaudited	*RMB million Audited*
0-30 days	6,871	6,281
31-60 days	2,060	1,796
61-90 days	1,982	1,297
91-180 days	2,683	1,940
Over 180 days	6,191	5,405
Total	19,787	16,719

Included in accounts payable are amounts due to other state-owned telecommunications operators amounting to RMB 42 million (31 December, 2005: RMB 48 million).

11 **Discontinued operations**

On 2 June 2006, the Group entered into agreement to dispose of its entire interest in the ANC Group ("Sales and Purchase Agreement"). The disposal was completed on 22 August 2006. The results and cashflow of the ANC Group are presented in this interim financial statement as discontinued operations.

The income statement of the ANC Group are set out below.

	Note	Six months ended 30 June 2006	2005
	1,2	*RMB million Unaudited*	*RMB million Unaudited*
Discontinued operations:			
Revenues		726	663
Expenses		(776)	(716)
Loss before taxation of discontinued operations		(50)	(53)
Taxation		(1)	1
Loss after tax of discontinued operations		(51)	(52)

The assets and liabilities related to the ANC Group have been presented as held for sale following the entering of the Sales and Purchase Agreement and classified as a disposal group. An analysis of the disposal group is as follows:

	Note	As at 30 June 2006
	1,2	*RMB million unaudited*
Assets of disposal group classified as held for sale		
Cash and bank deposits		288
Accounts receivable		348
Fixed assets		510
Prepaid networks capacities		1,314
Other assets		216
Total assets of the disposal group		2,676
Liabilities of disposal group classified as held for sale		
Advance from network capacity sales		2,450
Accounts payable		151
Accruals and other payables		225
Other liabilities		308
Total liabilities of the disposal group		3,134

12 **Significant subsequent events**

(i) The Group completed the disposal of the ANC Group to the third party buyers on 22 August 2006. The Group expects to record a net gain ranging from approximately RMB1.7 billion to RMB1.9 billion and the gain will be reported as part of discontinued operations for the year ending 31 December 2006. On the same date, the Group committed to purchase network capacities from the third party buyers in the amount of no less than US$60,000,000 in the next three years in accordance with a capacity purchase agreement.

(ii) On 20 July, 2006, China Netcom (Group) Limited, the wholly owned subsidiary of the Group, issued RMB 10 billion one-year Commercial Paper in the PRC capital market with RMB 9,676 million net cash inflow from this offering. The interest rate charged on this Commercial Paper is 3.35%.

INTERIM DIVIDEND

The board of directors of the Company has resolved that no interim dividend be paid for the six months ended 30 June 2006.

AUDIT COMMITTEE

The Audit Committee reviewed with management the accounting principles and practices adopted by the Company and discussed auditing, internal control and financial report matters including review of the unaudited interim financial statements for the six months ended 30 June 2006.

COMPLIANCE WITH THE CODE PROVISIONS SET OUT IN THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with all code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the six months ended 30 June 2006.

Under the amended Section 303A of New York Stock Exchange Listed Company Manual, foreign issuers (including China Netcom Group Corporation (Hong Kong) Limited) listed on the NYSE are required to disclose a summary of the significant differences between their domestic corporate governance rules and NYSE corporate governance rules that would apply to a U.S. domestic issuer. A summary of such differences appears on our website at http://www.china-netcom.com/english/inv/Corporate_Governance_Differences.htm.

COMPLIANCE WITH THE MODEL CODE

The Company has adopted the Model Code for Securities Transaction by Directors of Listed Issuer (the "Model Code") as set out in Appendix 10 to the Listing Rules. All directors have confirmed, following enquiry by the Company, that they have complied with the required standard set out in the Model Code throughout the period from 1 January 2006 to 30 June 2006.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the six months ended 30 June 2006, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

FORWARD-LOOKING STATEMENTS

This interim report includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements of historical facts, including in this interim report that address activities, events or developments which we expect or anticipate will or may occur in the future are hereby identified as forward looking statements for the purpose of the safe harbor provided by Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The words such as believe, intend, expect, anticipate, project, estimate, predict, plan and similar expression are also intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") and in the Company's other filings with the SEC.

PUBLICATION OF INTERIM RESULTS ON THE WEBSITES OF THE STOCK EXCHANGE OF HONGKONG LIMITED AND THE COMPANY

The 2006 Interim Report will be dispatched to shareholders as well as made available on The Stock Exchange of Hong Kong Limited's website at http://www.hkex.com.hk and the Company's website at http://www.china-netcom.com

The 2006 interim financial information set out above does not constitute the Group's statutory financial information for the six months ended 30 June 2006 but is extracted from the financial statements for the six months ended 30 June 2006 to be included in the 2006 interim report.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Zhang Chunjiang, Mr. Zuo Xunsheng, Mr. Zhang Xiaotie and Mr. Miao Jianhua as executive directors, Dr. Tian Suning, Ms. Li Liming, Mr José María Álvarez-Pallete and Mr. Yan Yixun as non-executive directors and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang, and Mr. Timpson Chung Shui Ming as independent non-executive directors.



BHP Billiton chief executive Chip Goodyear says the market is rife with takeover opportunities. Photo: AP

BHP profit soars 77pc but record result disappoints

Analysts and investors send shares down on buy-back plan, lack of special payout

RESULTS
Agencies in Sydney, London

BHP Billiton, the world's biggest miner, reported a 77 per cent leap in second-half profit on strong metal prices but shares fell as the record result just met expectations and disappointed investors betting on a bigger payout.

Net profit rose to US$6.1 billion in the six months to June from US$3.45 billion in the same period last year. Second-half profit was calculated by subtracting first-half net income from full-year earnings reported yesterday.

Annual profit of US$10.45 billion, a gain of 63 per cent, smashed the Australian corporate earnings record of US$6.4 billion set by BHP last year.

"What a year," chief executive Chip Goodyear said.

Describing the earnings as "hard to comprehend", Mr Goodyear said that some of the monthly results during the past financial year would have been acceptable annual results four or five years ago.

The company, which set a US$3 billion share buy-back, forecast an extended commodities bull run on supply shortages and demand growth across the world, highlighting the Chinese market. But BHP, which already is dealing with a strike at its biggest copper mine, did warn of wage pressures and ballooning equipment costs – bulldozer tyres cost as much as US$20,000 each.

Despite the earnings record, many investors had been hoping for more.

"While the company announced a further share buy-back worth US$3 billion, the relatively small scale of this programme and the lack of a special dividend will, we believe, be taken negatively by the market," said Nick Hatch, a mining analyst with Investec Securities.

Mr Goodyear said there was "plenty of opportunity to spend money" in an industry that was rife with takeovers at ever higher prices. The London-based chief would not be drawn on any acquisitions that might be brewing.

Shares of BHP in London fell as much as 32 pence or 3 per cent to 1,024 pence in early trading. In Sydney, the stock closed 1.3 per cent lower at A$28.39.

The second-half earnings came in line with analysts' consensus forecast of US$6.13 billion.

"They have filled a lot of their own rhetoric; they are very good at that. There is nothing here that goes outside what is expected," said Ross Gardiner, a mining analyst at JP Morgan.

Sean Fenton, a portfolio manager at Jenkin Investment Management, said: "The only negative is the building cost pressures. In general, global growth is pretty strong in terms of a recovery in Japan and the continued strong demand from China, India and the rest of Asia."

The company's base metals division – majority owner of the world's top producing Escondida copper mine in Chile – contributed US$5.4 billion in underlying earnings before interest and tax for the year, almost 33 per cent of the overall ebit of US$15.3 billion.

Carbon steels turned in underlying ebit of US$4.5 billion and the petroleum division contributed underlying ebit of almost US$3 billion.

High demand for metals in China and the United States drove copper prices as high as US$8,800 a tonne in May, double its January price. The aluminium price averaged US$1.16 a pound between January and June against 84 US cents a year earlier. Iron ore prices were also up sharply.

The surge in demand for industrial raw materials has raised the cost of mining equipment and created a labour shortage, lifting overall costs for the company by US$1.34 billion.

BHP Billiton has already cautioned that expensive projects – including the Ravensthorpe nickel mine in Australia and the Atlantis oilfield in the Gulf of Mexico – were facing costs more than 30 per cent over budget.

Bloomberg, Associated Press, Reuters

> **"They have filled a lot of their own rhetoric; they are very good at that"**
> Ross Gardiner, JP Morgan mining analyst

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

Announcement o

HIGHLIGHTS

- Profit attributable to shareholders increased 20.1% to HK$625 million.
- Turnover increased 25.3% to HK$3,402 million.
- The disposal of a 10% interest in Pudong Container resulted in an after-tax exceptional gain of about HK$244 million.
- The Share Reform Plans for SI United and Bright Dairy resulted in exceptional losses of about HK$247 million in total to the Group.
- The financial position of the Group remains sound, with bank and cash balances over HK$[illegible] million.
- An interim dividend of HK22 cents per share was declared, an increase of 10%.

The Board of Directors of Shanghai Industrial Holdings Limited (the "Company") is pleased to announce that for the six months ended 30th June 2006, the unaudited consolidated turnover increased 25.3% to HK$3,402 million. Profit attributable to shareholders rose 20.1% to HK$625 million while the Group's net asset value increased 5.5% to HK$16,787 million.

The increase in profit for the period was mainly attributable to a marked increase in profit contribution by the infrastructure facilities segment. This year's interim profit took account of the HK$247 million exceptional losses in total brought by the Share Reform Plans of Shanghai Industrial United Holdings Co. Ltd. ("SI United") and Bright Dairy and Food Co. Ltd. ("Bright Dairy") and an after-tax exceptional gain of about HK$244 million from the disposal of a 10% interest in Shanghai Pudong International Container Terminals Ltd. ("Pudong Container").

Driven by a 224.2% profit growth of Shanghai Hu-Ning Expressway (Shanghai Section) Co. Ltd. ("Hu-Ning Expressway"), profit contributed by the infrastructure facilities segment of the Group before exceptional items rose 101% to HK$205 million during the period.

Primarily caused by market fluctuations in the pharmaceutical industry and the disposal of interest in Shanghai Sunve Pharmaceutical Co. Ltd. last year, the medicine segment's profit contribution before exceptional items decreased 26.5% to HK$70.02 million. The operating results of health products and OTC drugs however grew significantly.

Owing to the poor performance of Shanghai Huizhong Automotive Manufacturing Co. Ltd. ("Huizhong Automotive") and declining results from Bright Dairy, the consumer products segment, after deducting exceptional items and other non-recurring factor, posted a flat earnings growth with profit contribution amounting to HK$251 million.

The information technology segment had a profit contribution of about HK$35.08 million. Excluding the exceptional gain from the disposal of an interest in China Netcom Group Corporation (Hong Kong) Ltd. last year, the segment in essence reversed its operating loss during the period.

Net business profit before exceptional items contributed by each business segment during the period were as follows:

	Net business profit before exceptional items (HK$'000)	Proportion
Infrastructure Facilities	204,842	36.5%
Medicine	70,023	12.5%
Consumer Products	250,983	44.7%
Information Technology	35,080	6.3%

Note: Exceptional items refer to exceptional losses of about HK$247 million brought by the Share Reform Plans of SI United and Bright Dairy and an after-tax exceptional gain of about HK$244 million derived from the disposal of a 10% interests in Pudong Container.

BUSINESS REVIEW

Infrastructure Facilities

Toll Roads

Following the completion of the Shanghai-Nanjing Expressway (Jiangsu Section) widening program, toll revenue from the Shanghai-Nanjing Expressway (Shanghai Section) increased significantly over the same period last year, with daily traffic flow reached 57,000. In June this year, agreements relating to the expansion and widening of the Shanghai-Nanjing Expressway (Shanghai Section) were signed by Hu-Ning Expressway. During the construction period, Hu-Ning Expressway will be subsidised for the deficiency in toll revenue collected. The combined toll revenue and compensation will amount to HK$452 million each year and will be paid by Shanghai Public Road Construction Company (上海公路建設總公司) to Hu-Ning Expressway in equal monthly installments.

Water Services

During the period, the turnover for General Water of China Co. Ltd. ("GWC") increased 75.5% to HK$163 million compared with the same period last year. During the period, GWC invested in a sewage treatment project in central Wenzhou, creating a daily processing capability of 200,000 tonnes. GWC's current investment portfolio covers eight cities with a combined processing capability of about 4.1 million tonnes.

Medicine

Traditional Chinese Medicine

During the period, sales of certain prescription drugs of the Group decreased from last year. This was primarily due to the negative media coverage on certain types of pharmaceutical products, as well as effects arising from the change in rules and regulations in the pharmaceutical industry. Notwithstanding these adverse effects, sales of health products and OTC drugs managed to resume growth. Sales of our health food series, namely "Qingchunbao" and "Huqingyutang" increased by 40.3% and 38.6% respectively compared with the same period last year. Sales for "Qingchunbao" Anti-ageing Tablets recorded a marked increase of 67.6% to HK$155 million.

Biomedicine

As to bio-medicine, the Group continued to pursue the application of "Ulinastatin" products to critical illnesses. Emphasis was also placed on academic researches in such areas as anesthesiology and burns, both of which have achieved satisfactory results. During the period, sales of the products increased by 15.0% compared with the first half of last year.

New Drugs

The launching of the three State Category I new drugs of the Group went smoothly. Approval for production for the "H101" project was obtained during the period. The commercial name of the drug is "Oncorine". Inspection of the GMP Plant was completed and approval was obtained. "Kai Li Kang" is now available for sale in the PRC. Construction of the GMP plant and trial runs for the "TNF" project was completed.

Consumer Products

Tobacco

The turnover of Nanyang Brothers Tobacco Co. Ltd. during the period increased 8.6% to HK$784 million. Net profit reached HK$161 million. Recurring income for the period represents an increase of 10.7%.

Dairy

During the period, the turnover for Bright Dairy remained the same as last year, amounting to HK$3,334 million. Net profit was HK$87.04 million, a decrease of 39.0% over last year. The decline was mainly attributable to an increase in marketing and promotion expenses on yogurt products made by the company, which resulted in a significant increase in operating expenses.

Printing

During the period, the turnover for The Wing Fat Printing Co. Ltd. ("Wing Fat Printing") increased 147.0% to HK$698 million. Net profit reached HK$67.33 million, an increase of 4.8% compared with the same period last year. The substantial increase in turnover was mainly attributable to Wing Fat Printing's increased stakes in companies including Chengdu Wing Fat Printing Co. Ltd. and Hebei Yongxin Paper Co. Ltd. in the second half of last year, resulting in extended consolidation of subsidiaries' financial results.

Automobiles and Parts

As a result of rising costs and declining product prices, Huizhong Automotive had recorded losses since the second quarter of last year. Although turnover improved by 52.6% to HK$2,426 million, Huizhong Automotive reported a loss of HK$68.18 million in the first half. The turnover and net profit for Shanghai SIIC Transportation Electric Co. Ltd. increased 35.6% and 217.4% to HK$225 million and HK$43.33 million respectively.

Information Technology

Semiconductors

Although Semiconductor Manufacturing International Corporation ("SMIC") continued to record losses during the period, there have been signs of improvement. Net losses for the period were reduced substantially to only HK$40.71 million compared to a net loss of HK$549 million for the same period last year. While some customers have pushed out wafer orders due to an ongoing inventory correction, the sales for the company on the whole improved significantly. During the period, the turnover of SMIC increased by 34.9% to HK$5,558 million.

Information Technology Services

During the period, the net profit of Shanghai Information Investment Inc. increased by 69.4% compared with the same period last year to HK$86.37 million. The development of the company's investment projects has been satisfactory. During the period, Dongfang Cable Network Co. Ltd. acquired 39,000 new broadband users for "Cableplus", an increase of 18.2% over last year. As at the end of the period, accumulated users for "Cableplus" reached 260,000. Information pipelines of a total of 339 duct kilometres were built by Shanghai Information Pipelines Co. Ltd. for the year, providing new network access to 186 buildings, an increase of 22.4% compared with the first half of last year.

PROSPECTS

The operation for the medicine, consumer products and semiconductors industries is expected to come under considerable pressure in the second half of the year as a result of changes in the macro-economic environment in the PRC and the volatility of international capital markets. Under these circumstances, the Group will focus on strengthening its core businesses. In respect of the infrastructure facilities and medicine segments, further efforts will be made to identify investment opportunities for toll road projects and to acquire sizeable medicine projects. Share reform will bring about a new regime to the PRC capital market. The Group will capitalize on opportunities arising from the change and to speed up the formation of a unified platform for the medicine businesses. For the consumer products segment, measures will be taken to expand market share, reduce costs and improve efficiency in order to offset impacts from cyclical fluctuations and, at the same time, maintain sustainable earnings growth.

The Group's financial position remains sound. Leveraging on its background with strong support from Shanghai and its favourable position in Mainland PRC, the Company will focus on the new wave of economic developments in Shanghai. It will capitalize on opportunities arising from the restructuring of state-owned assets in the PRC and capture new investment projects to reach new horizons and to achieve major breakthroughs.

On behalf of the Board
Cai Lai Xing
Chairman

Hong Kong, 23rd August 2006

INTERIM DIVIDEND

The Board of Directors of the Company has resolved to pay an interim dividend for the year ending 31st December 2006 of HK22 cents (2005: HK20 cents) per share, which will be payable on 3rd October 2006 (Tuesday) to Shareholders whose names appear on the Register of Members of the Company on 22nd September 2006 (Friday).

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 20th September 2006 (Wednesday) to 22nd September 2006 (Friday), both dates inclusive, during which period no transfer of shares will be effected. Dividend warrants will be dispatched to Shareholders on or about 3rd October 2006 (Tuesday). In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrar, Secretaries Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong by 4:30 p.m. on 19th September 2006 (Tuesday).

CONDENSED CONSOLIDATED INCOME STATEMENT
For the six months ended 30 June 2006

	Notes	Unaudited Six months ended 30 June 2006 HK$'000	2005 HK$'000
Turnover	4	3,401,805	2,714,218
Cost of sales		(2,093,234)	(1,611,172)
Gross profit		1,308,571	1,103,046
Investment income		493,525	197,468
Other income		131,795	102,503
Distribution costs		(489,362)	(379,318)
Administrative expenses		(376,115)	(339,616)
Other expenses		(18,167)	(28,497)
Finance costs		(56,799)	(34,234)
Share of results of jointly controlled entities		7,723	20,889
Share of results of associates		92,779	58,407
Net (loss) gain on disposal of interests in jointly controlled entities and associates		(4,994)	14,187
Dilution loss on share reform of a subsidiary		(214,955)	–
Allowance for loss on share reform of an associate		(32,139)	–
Impairment loss recognised in respect of goodwill relating to a jointly controlled entity		–	(1,409)
Discount on acquisition of additional interest in a subsidiary		–	141
Profit before taxation		841,862	713,567
Income tax expenses	5	(112,897)	(87,505)
Profit for the period	6	728,965	626,062
Attributable to			
– Equity holders of the Company		625,375	520,732
– Minority interests		103,590	105,330
		728,965	626,062
Dividends	7	212,987	336,347
Earnings per share	8		
–Basic		HK64.6 cents	HK54.2 cents
–Diluted		HK64.2 cents	HK54.0 cents

CONDENSED CONSOLIDATED BALANCE SHEET
At 30 June 2006

	Notes	30 June 2006 HK$'000 (unaudited)	31 December 2005 HK$'000 (audited)
Non-Current Assets			
Investment properties		56,232	51,830
Property, plant and equipment		2,386,694	2,404,338
Prepaid lease payments – non-current portion		225,619	225,238
Toll road operating right		1,747,207	1,776,798
Other intangible assets		93,681	95,077
Goodwill		416,357	397,987
Interests in jointly controlled entities		2,338,308	2,390,508
Interests in associates		3,823,046	3,868,057
Available-for-sale investments		199,926	321,054
Loan receivables – non-current portion		3,688	4,277
Deposits paid on acquisition of property, plant and equipment		380,208	26,326
Deposits paid on acquisition of a subsidiary		–	68,269
Derivative financial instruments		–	6,421
Deferred tax assets		31,022	25,876
		11,701,988	11,662,056
Current Assets			
Inventories		1,230,055	1,215,725
Trade and other receivables	9	1,644,233	1,539,861
Prepaid lease payments – current portion		7,339	8,129
Loan receivables – current portion		–	62,757
Investments held-for-trading		1,724,660	1,070,042
Pledged bank deposits		28,000	28,000
Bank balances and cash		6,594,992	6,040,400
		11,229,279	9,964,914
Assets classified as held for sale		27,634	345,185
		11,256,913	10,310,099
Current Liabilities			
Trade and other payables	10	1,652,991	1,297,662
Taxation payable		56,073	65,236
Short-term bank and other borrowings		2,156,892	1,320,175
		3,865,956	2,683,073
Net Current Assets		7,390,957	7,627,026
Total Assets Less Current Liabilities		19,092,945	19,289,082
Capital and Reserves			
Share capital		96,815	96,753
Reserves		16,689,998	16,279,139
Equity attributable to equity holders of the Company		16,786,813	16,375,892
Minority interests		2,035,008	1,832,137
Total Equity		18,821,821	18,208,029
Non-Current Liabilities			
Long-term bank and other borrowings		144,468	973,574
Deferred tax liabilities		126,656	107,479
		271,124	1,081,053
		19,092,945	19,289,082

Notes:

(1) Independent Review

The interim results for the six months ended 30 June 2006 are unaudited, but have been reviewed in accordance with Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), by Deloitte Touche Tohmatsu, whose independent review report is included in the interim financial report to be sent to shareholders.

(2) Basis of Preparation

The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the HKICPA.

(3) Principal Accounting Policies

In the current interim period, the Group has applied, for the first time, a number of new standards, amendments and interpretations issued by the HKICPA, which are effective for accounting periods beginning on or after 1 December 2005 or 1 January 2006 respectively.

The adoption of the new standards, amendments and interpretations had no material effect on how the results for the current and/or prior accounting periods are prepared and presented. Accordingly, no prior period adjustment has been required.

The accounting policies used in the condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2005.

The Group has not early applied the following new standards, amendments and interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of those standards, amendments or interpretations will have no material impact on the results and financial positions of the Group.

HKAS 1 (Amendment)	Capital disclosures[1]
HKFRS 7	Financial instruments: Disclosures[1]
HK(IFRIC) - INT 7	Applying the restatement approach under HKAS 29 Financial Reporting in Hyperinflationary Economies[2]
HK(IFRIC) - INT 8	Scope of HKFRS 2 Share-based Payment[3]
HK(IFRIC) - INT 9	Reassessment of embedded derivatives[4]

[1] Effective for accounting periods beginning on or after 1 January 2007.
[2] Effective for accounting periods beginning on or after 1 March 2006.
[3] Effective for accounting periods beginning on or after 1 May 2006.
[4] Effective for accounting periods beginning on or after 1 June 2006.

(4) Segment Information by Business

For the six months ended 30 June 2006 (

	Infrastructure facilities HK$'000
TURNOVER	
External sales	122,864
Segment results	218,844
Net unallocated corporate income	
Finance costs	
Share of results of jointly controlled entities	(3,865)
Share of results of associates	
Net loss on disposal of interests in jointly controlled entities and associates	
Gain on disposal of available-for-sale investments	
Dilution loss on share reform of a subsidiary	
Allowance for loss on share reform of an associate	
Profit before taxation	
Income tax expenses	
Profit for the period	

For the six months ended 30 June 2005 (un

	Infrastructure facilities HK$'000
TURNOVER	
External sales	82,577
Segment results	84,114
Net unallocated corporate expenses	
Finance costs	
Share of results of jointly controlled entities	10,149
Share of results of associates	–
Net gain on disposal of interests in jointly controlled entities and associates	
Impairment loss recognised in respect of goodwill relating to a jointly controlled entity	
Discount on acquisition of additional interest in a subsidiary	
Profit before taxation	
Income tax expenses	
Profit for the period	

(5) Income Tax Expenses

The charge (credit) comprises:
Current period taxation of the Company an[d]
its subsidiaries:
Hong Kong Profits Tax
PRC income tax

(Over)underprovision of PRC income tax i[n]

Deferred taxation

Hong Kong Profits Tax is calculated at 17
for the period.

Pursuant to the relevant laws and regula[tions]
Group's PRC subsidiaries are entitled to ex[emption]
number of years. Certain PRC subsidiaries
classified as "high technology entities" und[er]
charges are arrived at after taking into acc[ount]
to 33%.

(6) Profit for the Period

Profit for the period has been arrived at after
charging (crediting):
Amortization of toll road operating right
Amortisation of other intangible assets
Depreciation and amortisation of property, pla[nt]
and equipment
Release of prepaid lease payments
Dividend income from investments
Loss (gain) on disposal of property, plant and
Gain on disposal of available-for-sale investm[ents]
Interest income
Gain on fair value changes of investments held
excluding dividend
Impairment loss on available-for-sale investme[nts]
Share of PRC income tax of jointly controlled
(included in share of results of jointly contr[olled]
Share of PRC income tax of associates
(included in share of results of associates)

(7) Dividends

2005 final dividend paid of HK22 cents
(2004 final dividend: HK35 cents) per shar[e]

The directors have determined that an interim
dividend: HK20 cents per share) will be pai[d]
appear on the Register of Members on 22 Sept[ember]

(8) Earnings Per Share

The calculation of the basic and diluted ear[nings]
holders of the Company for the six months end[ed]

Profits for the purposes of basic earnings per s[hare]
(profit for the period attributable to equity h[olders]
of the Company)

Effect of dilutive potential ordinary shares
– adjustment to the share of results of a joint[ly]
controlled entity based on potential dilutio[n]
its earnings per share

Earnings for the purposes of diluted earnings p[er share]

Weighted average number of ordinary shares
for the purposes of basic earnings per share

Effect of dilutive potential ordinary shares in re[spect of]
share options

Weighted average number of ordinary shares
for the purposes of diluted earnings per shar[e]

(9) Trade and Other Receivables

Trade receivables
Within one year
Over one year

Other receivables

(10) Trade and Other Payables

Trade payables
Within one year
Over one year

Other payables

(11) Transfer to and from Reserves

During the period, the Group's subsidiaries, jo[intly]
appropriated, net of minority interests' [share]
HK$29,670,000) out of profit for the period to
HK$28,243,000 (2005: HK$nil) was transf[erred]
accumulated profits on dilution of interest in a